Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Blanket Mine First Quarter 2013 Production Update

April 10, 2013: Caledonia Mining Corporation (“Caledonia”) is pleased to announce gold production from the Blanket Mine in Zimbabwe (“Blanket”) during the first quarter ending March 31, 2013 (the “Quarter”).

10,463oz of gold were produced during the Quarter, a 14% increase on gold production in Q1 2012 (9,155oz).

Gold production for the Quarter is subject to minor revisions following the receipt of final assays for the last two deliveries to Rand Refineries.

Commenting on the Q1 2013 production, Caledonia’s President and Chief Executive Officer, Stefan Hayden said: “Gold production reported in Q1 reflects production up to cut-off for the Quarter, which was on 26th March due to the early incidence of Easter and therefore reflects only 84 working days. The daily rate of production achieved in the Quarter was slightly ahead of target.”

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Joe Weaving Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 222 jeremy@chfir.com